UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  ------------
                   Under the Securities Exchange Act of 1934

                              (Amendment No. ___)<F*>

                               HECHINGER COMPANY
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                   422660200
                                 (CUSIP Number)


       Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

       [FN]
       <F*> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
            Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                 THIS IS AN ELECTRONIC CONFIRMING COPY OF A
                 DOCUMENT PREVIOUSLY FILED ON MONDAY,
                 FEBRUARY 12, 1996.










       SEC 1745 (2/95)


       CUSIP No.  422660200            13G            Page 2 of 6 Pages
       -----------------------------------------------------------------
         1.   NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              HUGHES INVESTMENT MANAGEMENT COMPANY on      EIN 953371124
              behalf of the Master Trust for the Hughes
              Aircraft Company Retirement Plans
       -----------------------------------------------------------------
         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                      (a)  [  ]
                                                      (b)  [  ]
       -----------------------------------------------------------------
         3.   SEC USE ONLY


       -----------------------------------------------------------------
         4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                             CALIFORNIA
       -----------------------------------------------------------------
                                  5.   SOLE VOTING POWER
              NUMBER OF
               SHARES                       0
              BENEFICIALLY       ---------------------------------------
               OWNED BY           6.   SHARED VOTING POWER
                 EACH
              REPORTING                     2,400,000
               PERSON            ---------------------------------------
                 WITH             7.   SOLE DISPOSITIVE POWER

                                            0
                                 ---------------------------------------
                                  8.   SHARED DISPOSITIVE POWER

                                            2,400,000
       -----------------------------------------------------------------
         9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                                  2,400,000
       -----------------------------------------------------------------
         10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<F*>

       -----------------------------------------------------------------
         11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                             7.78%
       -----------------------------------------------------------------
         12.  TYPE OF REPORTING PERSON<F*>

                             EP
       -----------------------------------------------------------------
       [FN]
       <F*>   SEE INSTRUCTIONS BEFORE FILLING OUT!

       CUSIP No.  422660200            13G            Page 3 of 6 Pages
       -----------------------------------------------------------------
         1.   NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        HUGHES AIRCRAFT COMPANY   EIN 951778500
       -----------------------------------------------------------------
         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                 (a) [  ]
                                                 (b) [  ]
       -----------------------------------------------------------------
         3.   SEC USE ONLY

       -----------------------------------------------------------------
         4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
       -----------------------------------------------------------------
                                  5.   SOLE VOTING POWER
              NUMBER OF
               SHARES                       0
              BENEFICIALLY        --------------------------------------
               OWNED BY           6.   SHARED VOTING POWER
                 EACH
              REPORTING                     2,400,000
                PERSON            --------------------------------------
                 WITH             7.   SOLE DISPOSITIVE POWER

                                            0
                                  --------------------------------------
                                  8.   SHARED DISPOSITIVE POWER

                                            2,400,000
       -----------------------------------------------------------------
         9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                                  2,400,000
       -----------------------------------------------------------------
         10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<F*>

       -----------------------------------------------------------------
         11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                             7.78%
       -----------------------------------------------------------------
         12.  TYPE OF REPORTING PERSON<F*>

                             HC
       -----------------------------------------------------------------
       [FN]
       <F*>   SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                       Page 4 of 6 Pages

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

       ITEM 1.

              (a)  Name of Issuer:  Hechinger Company

              (b)  Address of Issuer's Principal Executive Offices:

                   3500 Pennsy Drive
                   Landover, MD  20785


       ITEM 2.

              (a)  Name of Persons Filing:

                   Hughes Investment Management Company on behalf of the Master Trust for the Hughes Aircraft Company
                   Retirement Plans

                   Hughes Aircraft Company

              (b)  Address of Principal Business Office or, if none,
                   Residence:

                   7200 Hughes Terrace
                   Los Angeles, California 90045-0066

              (c)  Citizenship:  N/A

              (d)  Title of Class of Securities:  Common

              (e)  CUSIP Number:  422660200


       ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

              (f) Hughes Investment Management Company on behalf of the Master Trust for the Hughes Aircraft Company Retirement Plans is filing as an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

              (g)  Hughes Aircraft Company is filing as a Parent Holding
                   Company.

                                                       Page 5 of 6 Pages

       ITEM 4.     OWNERSHIP

                   If the percent of class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire:

                   (a)  Amount Beneficially Owned:             2,400,000
                   (b)  Percent of Class                           7.78%
                   (c)  Number of shares as to which such
                        person has:

                        (i)  sole power to vote or
                             to direct the vote                        0
                       (ii)  shared power to vote or
                             to direct the vote                2,400,000
                      (iii)  sole power to dispose or
                             to direct the disposition of              0
                       (iv)  shared power to dispose or to
                             direct the disposition of         2,400,000


            ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: N/A


            ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                        Hughes Investment Management Company on behalf of the Master Trust for the Hughes Aircraft Company Retirement Plans


            ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                        Hughes Investment Management Company


            ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                        GROUP:  N/A


            ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:  N/A


            ITEM 10. CERTIFICATION: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the

                                                       Page 6 of 6 Pages

                        purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                       SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Dated: February  9 , 1996
                            ---

                                       HUGHES INVESTMENT MANAGEMENT COMPANY
                                       on behalf of the Master Trust for
                                       the Hughes Aircraft Company
                                       Retirement Plans<F1>



                                       By /s/ John F. Cooke
                                          ---------------------------------
                                               John F. Cooke
                                               Its President

















            [FN]

            <F1>   Pursuant to the Joint Filing Agreement by and between
                   Hughes Investment Management Company and Hughes Aircraft Company attached hereto as Exhibit 1, this Schedule 13G is being filed on behalf of each of the parties to such Joint Filing Agreement.

                                       EXHIBIT 1

                                 JOINT FILING AGREEMENT
                                 ----------------------


                   This will confirm the agreement by and between all the
            undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock of Hechinger Company, a Delaware corporation, is being, and any and all amendments thereto may be, filed on behalf of the undersigned by any one of the undersigned. This Joint Filing Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.


            Dated: February  9 , 1996
                            ---

                                     HUGHES INVESTMENT MANAGEMENT COMPANY
                                     on behalf of the Master Trust for the
                                     Hughes Aircraft Company Retirement
                                     Plans



                                     By /s/ John F. Cooke
                                        ----------------------------------
                                                  John F. Cooke
                                                    President


                                     HUGHES AIRCRAFT COMPANY



                                     By /s/ Denise A. McLeod
                                        -----------------------------------
                                                Denise A. McLeod
                                               Assistant Treasurer